UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
Estimated average burden hours per response 2.50
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-30910

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	CUSIP NUMBER
	☐ Form N-CEN	☐ Form N-CSR				67107W100

For Period Ended:	December 31, 2020

[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

O2Micro International Ltd.
Full Name of Registrant

Former Name if Applicable

Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

(Attach extra Sheets if Needed)

O2Micro International Ltd (“Company”) requires additional time to allow the Company’s independent auditors, Deloitte & Touche (“Deloitte”), to complete Deloitte’s review of the Company’s financial statements in order to complete the 20-F prior to filing.  The Company expects to file the 20-F on or before the fifteenth (15th) calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joe Lee	+866-2	25459095
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not Applicable

O2Micro International Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 30, 2021	By:	/s/ Sterling Du
Name: Sterling Du
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2